Smartsheet Inc.
10500 NE 8th Street, Suite 1300
Bellevue, WA 98004
April 23, 2018
VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeff Kauten, Attorney-Advisor Jan Woo, Legal Branch Chief Stephen Krikorian, Accounting Branch Chief Laura Veator, Staff Accountant

Re:
Smartsheet Inc. Registration Statement on Form S-1 (File No. 333-223914) originally filed March 26, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38464) filed April 23, 2018.

Requested Date: April 26, 2018
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Smartsheet Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes James D. Evans or Katherine Duncan, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence, Ms. Duncan at (206) 389-4537.

Sincerely,

Smartsheet Inc.

By:	/s/ Paul T. Porrini
Paul Porrini
General Counsel and Secretary

cc:	Jennifer Ceran, Chief Financial Officer
Smartsheet Inc.

James D. Evans
Alan C. Smith
Katherine K. Duncan
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]